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T313

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

8-45370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and R
5 Thereunder

[redacted]

03001776

REPORT FOR THE PERIOD BEGINNING		AND ENDING	
01/01/02	MM/DD/YY	12/31/02	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gateway Investment Services, Inc.

SEC RECEIVED FEB 27 2003 WASH. D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

221 South Figueroa Street
(No. and Street)

Los Angeles	California	90012-2552
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Bettfreund, President and Chief Operating Officer

(Area Code -- Telephone No.)
(213) 253-5730

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue, Suite 2000	Los Angeles	California	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, INSERT NAME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INSERT NAME OF BROKER–DEALER as of AUDIT DATE, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

State of California } ss.
County of Los Angeles

Subscribed and sworn to before me on 02/24/2003.

Name John Bettfreund
Title President and Chief Operating Officer

NOTARY SIGNATURE: Susana Ruiz

NOTARY SEAL:

SUSANA RUIZ
COMM. #1283543
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires November 9, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

GATEWAY INVESTMENTS SERVICES, INC.
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

Filed in accordance with
Rule 17a-5(e)(3) as a Public Document

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Gateway Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Gateway Investment Services, Inc. (a wholly owned subsidiary of Bank Plus Corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of Gateway Investment Services, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 17, 2003

GATEWAY INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	1,185,548
Commissions and fees receivable		139,124
Furniture and equipment (net of accumulated depreciation of $182,277)		141,793
Deferred tax assets		44,682
Other assets		58,044
Total	$	1,569,191
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	237,384
Due to Affiliates		61,806
Total liabilities		299,190
Shareholder's equity:		
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50 shares		50
Additional paid-in capital		49,950
Retained earnings		1,220,001
Total shareholder's equity		1,270,001
Total	$	1,569,191

See accompanying notes to financial statements.

GATEWAY INVESTMENTS SERVICES, INC.
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization

Gateway Investment Services, Inc. (the Company) was incorporated in California in October 1989 and became a registered broker-dealer on October 14, 1993 under the Securities Exchange Act of 1934. The Company was purchased on July 31, 1994 by Fidelity Federal Bank (the Affiliated Bank). In May 1996, Bank Plus Corporation (the Parent) purchased from the Affiliated Bank all the outstanding capital stock of the Company. As a result, the Company became a wholly owned subsidiary of the Parent. On December 31, 2001, the Parent was purchased by FBOP Corporation (FBOP). The acquisition of the Parent by FBOP had no impact on the financial statements of the Company.

As a member of the National Association of Securities Dealers, Inc. (NASD), the Company provides investment counseling services and offers securities products, such as mutual funds and fixed and variable annuities.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Time deposits that have original maturities of three months or less are carried at cost, which approximates fair value, and are considered cash equivalents. Investments in money market funds are carried at cost, which approximates fair value, and are considered cash equivalents.

(b) Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years.

(c) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(3) Related-Party Transactions

The Company maintains registered representatives in branches of the Affiliated Bank. The Affiliated Bank is responsible for the processing of accounting data, preparation of the monthly financial statements, and payment of certain administrative services for the Company. At December 31, 2002, $4,700 due to the Affiliated Bank in connection with these services was included in Due to Affiliates in the accompanying statement of financial condition.

(4) Employee Benefit Plan

The Company participates with the Parent and certain affiliates in a 401(k) defined contribution plan available to all employees who have been with the Company for one year and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year, and the Company matches 50% up to the first 6% contributed by the employee.

(5) Income Taxes

The Company's results are included in the consolidated federal income tax and the California franchise tax returns filed by the Affiliated Bank. The Company is allocated income taxes based on the separate return method.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

Deferred tax assets:		
State income taxes	$	36,897
Depreciation		7,785
	$	44,682

There was no valuation allowance for deferred tax assets as of December 31, 2002. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets.

(6) Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations.

The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporations (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(Continued)

(7) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $989,047, which was $939,047 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.0.

(8) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934, because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions among the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Gateway Investment Services, Inc."